Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Financial Statements

As of March 31, 2019, and December 31, 2018 and

for the three-month periods ended March 31, 2019 and 2018

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Index

Unaudited Condensed Consolidated Interim Statement of Financial Position	3
Unaudited Condensed Consolidated Interim Statement of Comprehensive Income	5
Unaudited Condensed Consolidated Interim Statement of Changes in Equity	7
Unaudited Condensed Consolidated Interim Statement of Cash Flows	9
Notes to the Condensed Consolidated Interim Financial Statements	11

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	March 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	8	$290,918	$273,108
Restricted cash	8	107	4,843
Trade and other receivables, net of expected credit losses	9	285,411	288,157
Accounts receivables from related parties	10	5,065	6,290
Current tax assets	21	255,885	231,914
Expendable spare parts and supplies, net of provision for obsolescence		92,928	90,395
Prepayments		103,093	99,864
Deposits and other assets	11	102,446	89,773

Total current assets		1,135.853	1,084,344
Assets held for sale	13	—	31,580

Non–current assets:
Deposits and other assets	11	91,971	115,504
Trade and other receivables, net of expected credit losses	9	33,653	35,503
Non-current taxes assets	21	—	19
Intangible assets and goodwill, net		507,312	513,803
Deferred tax assets	21	21,334	24,573
Property and equipment, net	3, 12	6,169,435	5,313,317

Total non–current assets		6,823,705	6,002,719

Total assets		$7,959,558	$7,118,643

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	March 31, 2019	December 31, 2018
Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	14	$838,980	$626,742
Accounts payable		597,183	664,272
Accounts payable to related parties	10	3,281	2,827
Accrued expenses		127,885	108,712
Current tax liabilities	21	27,361	26,702
Provisions for legal claims	22	10,116	7,809
Provisions for return conditions		14,326	2,475
Employee benefits		130,807	125,147
Air traffic liability		420,645	424,579
Frequent flyer deferred revenue		188,024	186,378
Other liabilities		13,080	3,861

Total current liabilities		2,371,688	2,179,504
Non–current liabilities:
Long–term debt	14	4,157,272	3,380,838
Accounts payable		6,972	7,127
Provisions for return conditions		121,007	127,685
Employee benefits		112,163	110,085
Deferred tax liabilities	21	16,888	18,437
Frequent flyer deferred revenue		232,610	234,260
Other liabilities		60,606	68,246

Total non–current liabilities		4,707,518	3,946,678

Total liabilities		$7,079,206	$6,126,182

Equity:
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained earnings		295,727	386,087
Other comprehensive income	16	(42,947)	(44,096)

Equity attributable to owners of the Company		1,081,243	1,170,454
Non–controlling interest		(200,891)	(177,993)

Total equity		880,352	992,461

Total liabilities and equity		$7,959,558	$7,118,643

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the three months ended March 31
	Notes	2019	2018
Operating revenue:
Passenger		$970,400	$971,601
Cargo and other	4	180,353	196,793

Total operating revenue		$1,150,753	$1,168,394

Operating expenses:
Flight operations		30,132	41,106
Aircraft fuel		304,064	277,963
Ground operations		120,013	114,414
Aircraft rentals	3, 23	—	67,115
Passenger services		49,880	42,236
Maintenance and repairs		48,106	44,622
Air traffic		76,350	62,133
Selling expenses		107,763	134,273
Salaries, wages and benefits		179,322	188,491
Fees and other expenses		53,570	35,949
Special charges		11,900	—
Depreciation, amortization and impairment	3, 12	151,200	84,333

Total operating expenses		1,132,300	1,092,635

Operating profit		18,453	75,759

Interest expense		(68,616)	(54,889)
Interest income		4,454	5,698
Derivative instruments		495	490
Foreign exchange	6	(11,749)	(16,236)
Equity method profit		245	—

(Loss) profit before income tax		(56,718)	10,822

Income tax expense – current	21	(8,464)	(16,867)
Income tax expense – deferred	21	(2,730)	9,493

Total income tax expense		(11,194)	(7,374)

Net (loss) profit for the period		$(67,912)	$3,448

Basic (loss) profit per share	15
Common stock		$(0.075)	$(0.003)
Preferred stock		$(0.075)	$(0.003)

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the three months ended March 31
	Notes	2019	2018
Net (loss) profit for the period		$(67,912)	$3,448
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	16
Remeasurements of defined benefit liability		(1,335)	12,270
Income tax		194	(84)

		(1,141)	12,186
Items that will be reclassified to profit or loss in future periods:	16
Effective portion of changes in fair value of hedging instruments		1,702	4,499
Net change in fair value of financial assets with changes in OCI		627	(521)

		2,329	3,978

Other comprehensive income, net of income tax		1,188	16,164

Total comprehensive (loss) income net of income tax		$(66,724)	$19,612
(Loss) profit attributable to:
Equity holders of the parent		(74,975)	(3,184)
Non–controlling interest		7,063	6,632

Net profit		$(67,912)	$3,448
Total comprehensive (loss) income attributable to:
Equity holders of the parent		(73,826)	12,863
Non–controlling interest		7,102	6,749

Total comprehensive (loss) income		$(66,724)	$19,612

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands)

		For the three months ended March 31, 2019
		Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income
	Notes			Common Stock	Preferred Stock	OCI Reserves	Revaluation	Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
Balance at December 31, 2018		$82,600	$42,023	$234,567	$469,273	$(82,030)	$37,934	$386,087	$1,170,454	$(177,993)	$992,461

Net loss		—	—	—	—	—	—	(74,975)	(74,975)	7,063	(67,912)
Other comprehensive income	16	—	—	—	—	1,149	—	—	1,149	39	1,188
Dividends decreed	25	—	—	—	—	—	—	(15,385)	(15,385)	(30,000)	(45,385)

Balance at March 31, 2019		$82,600	$42,023	$234,567	$469,273	$(80,881)	$37,934	$295,727	$1,081,243	$(200,891)	$880,352

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands)

		For the three months ended March 31, 2018
		Common stock	Preferred stock	Additional paid-in capital		Other comprehensive income
	Notes			Common stock	Preferred stock	OCI Reserves	Revaluation	Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
Balance at December 31, 2017		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$587,989	$1,415,650	$(75,950)	$1,339,700
Adjustment on initial application of new standards		—	—	—	—	—	—	(141,808)	(141,808)	(57,957)	(199,765)

Balance at January 1, 2018		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$446,181	$1,273,842	$(133,907)	$1,139,935
Net profit		—	—	—	—	—	—	(3,184)	(3,184)	6,632	3,448
Other comprehensive income for the period	16	—	—	—	—	16,047	—	—	16,047	117	16,164
Dividends decreed		—	—	—	—	—	—	(35,508)	(35,508)	(41,096)	(76,604)

Balance at March 31, 2018		$82,600	$42,023	$234,567	$469,273	$(43,137)	$58,382	$407,489	$1,251,197	$(168,254)	$1,082,943

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In USD thousands)

		For the three months ended March 31,
	Notes	2019	2018
Cash flows from operating activities:
Net (loss) profit for the year		$(67,912)	$3,448
Adjustments for:
Provision net of expected credit losses	9	917	(148)
Provision for expandable spare parts and suppliers obsolescence	1	105	(286)
Recovery for return conditions		5,390	(21,148)
Net provisions for legal claims	22	2,397	(149)
Depreciation and amortization		151,200	84,333
Gains on disposal of assets		(8,618)	(8,265)
Fair value adjustment of financial instruments		(495)	(956)
Interest income		(4,454)	(5,698)
Interest expense		68,616	54,889
Deferred tax	21	2,730	(9,493)
Current tax	21	8,464	16,867
Unrealized foreign currency losses (gain)		2,389	(10,609)
Changes in:
Accounts receivable		(15,052)	12,120
Expendable spare parts and supplies		(2,638)	4,558
Prepayments		(3,228)	(1,378)
Deposits and other assets		22,182	32,472
Accounts payable and accrued expenses		23,036	1,928
Air traffic liability		(3,915)	15,616
Frequent flyer deferred revenue		(4)	—
Provision for return conditions		(217)	(3,118)
Employee benefits		1,152	(2,977)
Income tax paid		(12,906)	(11,545)

Net cash provided by operating activities		$169,139	$150,461
Cash flows from investing activities:
Acquisition of investments available for sale		—	(3)
Restricted cash		4,846	(79)
Interest received		4,436	4,440
Advance payments on aircraft purchase contracts	12	(6,365)	(54,605)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In USD thousands)

		For the three months ended March 31,
	Notes	2019	2018
Acquisition of property and equipment	12	(49,439)	(52,088)
Proceeds from sale of property and equipment		35,403	80,777
Redemption of certificates of bank deposits		(3,847)	(3,150)
Acquisition of intangible assets		(594)	(4,513)

Net cash provided by (used in) investing activities		$(15,560)	$(29,221)
Cash flows from financing activities:
Proceeds from loans and borrowings	14	150,403	104,640
Repayments of loans and borrowings	14	(207,535)	(103,637)
Interest paid	14	(45,919)	(37,710)
Dividends paid to minority shareholding	25	(30,000)	(41,096)

Net cash used in financing activities		$(133,051)	$(77,803)
Net increase in cash and cash equivalents		20,528	43,437
Effect of movements in exchange rates on cash held		(2,718)	(992)

Cash and cash equivalents at beginning of year		273,108	508,982
Cash and cash equivalents at end of year		$290,918	$551,427

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited in and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

It’s ultimate holding company is Synergy Aerospace Corp. and directly holding is BRW Aviation LLC.

The following are the significant subsidiaries in the Group included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest %
		2019	2018
Avianca Ecuador	Ecuador	99.62%	99.62%
Aerovias del Continente Americano S.A. (Avianca)	Colombia	99.98%	99.98%
Avianca, Inc.	EE.UU.	100%	100%
Avianca Leasing, LLC	EE.UU.	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles Ltd.	Bermuda	70%	70%
Avianca Costa Rica S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo Logistics, Inc.	EE.UU.	99.98%	99.98%
Tampa Cargo S.A.S.	Colombia	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Avianca Peru S.A.	Perú	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Group has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Singapore Airlines, Copa Airlines, Avianca Brasil, Iberia, Lufthansa, Eva Airways, Air China, Etihad Airways, Silver Airways and Turkish Airlines. Avianca, Avianca Ecuador, Avianca Perú, Taca International and Aviateca are member of Star Alliance, which give customers access to destinations and services offered by Star Alliance network, allowing customers to access all the destinations and services offered by the 28 member airlines of the Star Alliance network. Its members include several of the most recognized airlines worldwide, such as Lufthansa, United Airlines, Thai Airlines, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meet the highest standards in terms of security and customer service.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. with headquarters in Colombia and Aerotransporte de Carga Union S.A. de C.V. The Group also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Group performs ground operations for third-party airlines. Additionally, an important part of the cargo business is carried by the companies that operate passenger air transportation.

The Group owns and operates a coalition loyalty program called LifeMiles (the “Program”), which is also the frequent flyer Program for the airline subsidiaries of AVH. LifeMiles sells loyalty currency (“Miles”) to its commercial partners and Program members, including to AVH airlines and other airline partners from the Star Alliance network, and collects incentive payments and fees from partners and members of the Program for certain transactions. These partners in turn use Miles to reward their customers, increasing loyalty for their brands. For instance, partner airlines reward passengers with Miles whenever they fly, financial partners reward cardholders with Miles when they spend with their credit cards, and retail partners reward customers with Miles when they purchase merchandise or other goods and services. Miles earned can be exchanged for flights with Avianca, airline members of Star Alliance and other air partners, as well as for other commercial partners’ products and services such as hotel nights, car rentals and retail merchandise, among other rewards.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

As of March 31, 2019, and December 31, 2018, Avianca Holdings S.A. had a total fleet consisting of:

	March 31, 2019			December 31, 2018
Aircraft	Owned/ Financial Lease	Operating Lease (1)	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	10	—	10	10	—	10
Airbus A-319	23	4	27	23	4	27
Airbus A-320	35	26	61	35	26	61
Airbus A-320 NEO	3	4	7	3	4	7
Airbus A-321	7	6	13	7	6	13
Airbus A-321 NEO	—	2	2	—	2	2
Airbus A-330	3	7	10	3	7	10
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F-B4F	5	—	5	5	—	5
Boeing 787-8	8	5	13	8	5	13
ATR-42	2	—	2	2	—	2
ATR-72	15	—	15	15	—	15
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	13	—	13	13	—	13
Embraer E-190	10	—	10	10	—	10

	142	54	196	142	54	196

(1)

As of January 1, 2019, as a result of the adoption of IFRS 16, the leases that are legally denominated operative are recorded in the consolidated statement of financial position as part property and equipment-flight equipment, as well as the recognition of the related financial liability that represents the present value of the minimum payments of the lease contract. (see note 3).

(2)	Basis of preparation of the condensed consolidated interim financial statements

Applied Professional Accounting Standards

(a)	Statement of compliance

The condensed consolidated interim financial statements as of and for the three months period ended March 31, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements as of and for the year ended December 31, 2018. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The condensed consolidated interim financial statements of the group as of and for the three months period ended March 31, 2019 were prepared and submitted by Management and authorized for issuing by the Board of Directors on May 15, 2019.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for, certain land and buildings (classified as property), derivative financial instruments and plan assets, have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in cash flow for changes in fair value that would otherwise be carried at amortized cost are adjusted to recognize changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

(c)	Functional and presentation currency

The Group’s consolidated financial statements are presented in US Dollars, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, significant judgments were made by Management when applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated financial statements:

•

The Group operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 100 aircraft from the A319, A320, A321, A330, A330F, ATR72 and B787 families. The Group has determined, based on the

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Group and these aircraft are shown in the consolidated statement of financial position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated financial statements within the next financial year:

•

The Group periodically evaluates Air traffic liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that differ substantially from the estimates. The Group evaluates its estimates and adjusts deferred revenue for unearned transportation and revenue for passenger transport when necessary.

•

The Group believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Group establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•

The Group measures administrative land and buildings primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Group engaged independent valuation specialists to assists management in determine the fair value of these assets as of December 31, 2018 and 2017. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

The Group estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable value. Useful lives and residual values area revaluated annually considering the latest fleet plans and business plan information. In the note 12 provides more information about the net book value of the property and equipment and their respective depreciation charges.

•

The Group evaluates the carrying value of long-lived assets subject to amortization or depreciation whenever events or changes in circumstances indicate that an impairment may exist. For purposes of this testing, the Company has generally identified the aircraft fleet type as the lowest level of identifiable cash flows. An impairment charge is recognized when the asset’s carrying value exceeds its net undiscounted future cash flows and its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. Goodwill and indefinite-lived assets are reviewed for impairment on an annual basis, or on an interim basis whenever a triggering event occurs.

•

The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

For determines the discount rate of the pension plans in Colombia, the management takes as a reference the local market rate.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•

The Group estimated the breakage of miles, supported by a third valuation specialist to assist management in this process. The Group considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors, and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

The Group recognizes a provision in the balance sheet when a third-party account has a legal or implicit obligation as a result of a past event, and it is probable that an exit of liquidity benefits to the obligation is required. In relation to provisions for litigation, the main source of uncertainty is the time of the outcome of the process.

•

Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Group incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Group is entitled to receive compensation from the lessor. The Group accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs with third parties of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the period.

(e)	Reclassifications

Reclassifications have been made to the prior year consolidated financial statements to conform to the current period presentation:

•

“Accounts payable” in the amount of $68,302 in the consolidated statement financial position and “Accrued expenses” in the amount of $12,182 were unified into ‘employee benefits” at December 31, 2018 to reflect the short-term obligations directly related to the employees in the corresponding item, these include salaries, vacations, bonuses and other contributions.

(f)	Going Concern

On November 29, 2018, BRW Aviation LLC (our directly controlling holding) and BRW Aviation Holding LLC (BRW) entered into a loan agreement, as borrower and guarantor, respectively, with United Airlines, Inc. (United), as lender, and Wilmington Trust, National Association, as administrative and collateral agent (the United Loan). Neither Avianca Holdings nor any of its subsidiaries are party to the United Loan and they are not obligors thereunder.

On April 10, 2019, BRW and United informed Avianca Holdings that BRW was not in compliance with the collateral coverage ratio covenant under the United Loan and that no waiver was in place for such non-compliance.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Such non-compliance constitutes an event of the default under the United Loan. The existence of one or more events of default under the United Loan entitles United or its collateral agent to take enforcement action in relation to 78.1% of our common shares, which could result in United or its collateral agent taking steps to enforce the share pledge, including ultimately taking control.

There are a number of different definitions of change of control in our financing documents, which management identified upon gaining knowledge of BRW and United having entered into this loan, and any determination of whether a change in control has occurred is a complex assessment and is not without doubt. If United or its collateral agent were to take enforcement action on the share pledge, it could negatively affect our financing agreements and other contracts.

As a result, a change in control of Avianca Holdings, could adversely affect our financial and operational performance and affect our ability to continue as a going concern.

Our 8.375% Senior Notes due 2020 contain a change of control repurchase provision which provides that if there is a rating downgrade in such notes by each rating agency that rates the notes, and such downgrade results from a change of control, we will be required to offer to all holders of such notes the right to sell such notes to us for a purchase price of 101% of their principal amount plus accrued and unpaid interest.

Our lenders would have the right to institute insolvency proceedings or foreclose on certain of our assets and we may file for bankruptcy protection under Chapter 11 or otherwise seek to commence a restructuring of our outstanding indebtedness.

The aggregate principal amount of our indebtedness that contains change of control events of default, change of control repurchase provisions or cross-default provisions which could be triggered in the circumstances described above is $1,512.2 million, of which $944.4 million is secured indebtedness.

At the end of April 2019, Avianca received reservation of rights letters from 2 Facility Agents in its Export Credit Agencies (ECA) financings. The mentioned reservation of rights letters is related to the acquisition of certain ATR turboprop aircraft by Synergy Aerospace, which are not operated by Avianca. In those letters, the Facility Agents state that Synergy Aerospace has failed to comply with certain obligations under other transactions that are supported by the ECAs. As of today, Avianca Holdings SA has not been informed of the precise date of such incompliance of such obligations.

The non-compliance of Synergy under its ECA obligations could cause a potential default under Avianca Holdings’ ECA contracts. It is worth to mention that AVH is current under its ECA obligations and no event has been notified to AVH to anticipate any of its obligations. The aggregate principal amount of our indebtedness in relation

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

to ECA contracts that could be affected by the non-compliance of Synergy resulting potential default provisions is $911.9 million out of which $168.8 million are already classified under current liabilities in accordance with the ordinary amortization schedule. The remainder of $743.1 million could be restated as a current liability should the noncompliance of Synergy under its ECA obligations persist.

Some of the actions taken by the management of Avianca Holdings are:

•

Avianca Holdings is currently in the process of seeking amendments to its existing financing agreements in order to include United, the collateral agent and the independent third party, each pursuant to the United Loan, as permitted holders under such financing agreements in order that enforcement actions, such as the voting of the shares of Avianca Holdings by United, such collateral agent or such independent third party, would not constitute a change of control under any such financing agreement of Avianca Holdings.

•

Assuming that this approach is accepted by lenders under such financing agreements of Avianca Holdings, United would be able to enforce under the share pledge in connection with the United Loan to take ownership of the shares of Avianca Holdings without causing a change of control under any of the financing agreements of Avianca Holdings.

•

As referenced in note 27 of the financial statements Avianca Holdings has obtained an amended credit and guaranty agreement as well as an acknowledgment by Banco de Bogota, which solve the noncompliance of the company under the Banco de Bogota loan for the December 31, 2018.

•	Avianca Holdings is currently in the process of seeking a better understanding of the current non-compliance of Synergy’s ECA obligations.

In addition to the aforementioned paragraphs, Avianca Holdings is not aware and has not been informed of any enforcement action in conjunction with the share pledge under the Loan Agreement entered by BRW and United Airlines, nor any enforcement action taken by the ECAs. As such, the management of Avianca Holdings has assessed the risks described above and considers that it has the ability to continue as a going concern, which is the basis for the preparation of these financial statements.

(3)	New and amended standards and interpretations

3.1	Amendments to IFRSs that are mandatorily effective for the current year

The Group has applied for the first time some standards and modifications to the standards, which were effective for the periods beginning on January 1, 2019. The Group has not applied any standard, interpretation or modification that has been issued but is not yet effective.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases, IFRIC 4 which determines whether an Agreement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 that evaluates the substance of transactions that involve the legal form of a lease. The standard establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to consider most of the leases in a single model, recognized in the Statement of Financial Position.

The lessor’s accounting under IFRS 16 remains substantially unchanged from IAS 17. Lessors will continue to classify leases as operating or financial leases using principles similar to those in IAS 17.

The group has applied IFRS 16 using the retrospective approach, according to which the cumulative effect of the initial application realizes the retained earnings as of January 1, 2019. In this case, the comparative information for 2018 has not been restated.

The Group also chose to use the recognition exemptions for lease agreements, which on the start date, have a term of 12 months or less and do not contain a purchase option (short-term leases), and leases for which the underlying asset is of low value (low value assets).

Nature of the effects of adoption of IFRS 16

In January 2016, the IASB issued IFRS 16, which establishes a comprehensive model for the identification of lease agreements and their treatment in the financial statements of both lessees and lessors.

IFRS 16, Leases, must be applied as of January 1, 2019. The new standard requires that lessees recognize an asset and liability for use right in the balance sheet for all contracts that qualify as leases (with the exception of short-term leases for which the underlying asset is of low value) start date of the lease and recognize expenses in the income statement.

The lease liability is measured at the present value of the outstanding lease payments. Lease payments will include fixed payments, variable payments based on an index or rate, reasonably secure purchase options, termination fines, fees paid by the lessee to the owners of a special purpose entity for the restructuring of the transaction, and probable. The amounts that the lease will owe under a residual value guarantee. The lease payment does not include the payment of a variable lease other than those that depend on an index or rate, no guarantee on the part of the lessee of the lessor’s debt, or any amount assigned to the components without a lease.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The group initially measures the value of the right-of-use assets by the value of the lease liability and includes the value of the payments made before the start of the lease, any initial direct costs incurred by the lessee.

The Group completed its assessment of the impacts of the adoption of IFRS 16 in its consolidated financial statements. The evaluation included the following activities:

Aircraft leases

As of January 1, 2019, the Group had 54 aircraft under operating leases, and the Group registered such aircraft as assets and liabilities of the Group’s right of use with the requirement of the new standard.

The assets by right of use will be accounted for in accordance with IAS 16, Property, Plant and Equipment. Aircraft registered as a right of use will be depreciated over the term of the lease and any qualifying maintenance event will be capitalized and depreciated over the expected lease term and the expected maintenance life. Provisions for conditions of termination of the lease agreement will be recorded in the leases of aircraft as part of the assets with right of use and any change in the provision will be recognized as an adjustment to the asset with right of use and, subsequently, will be amortized to the Income statement during the remaining term of the lease contract.

Real estate leases

The Group has leases related to the operations space of the airport terminal and other real estate. For leases related to the terminal’s operations space, there are usually effective replacement rights in the hands of the lessor and, therefore, these are not considered the lease requirements according to the standard. Airport terminal contracts with variable lease payments are also excluded, and variable lease payments, other than those based on an index or rate, are related to the measurement of the lease liability. Leases of properties that were recorded as right-of-use assets and lease liabilities according to the new standard that relates to the Group’s offices.

Other leases

Other leases related to vehicles, machinery, technology. They have been evaluated, discarding short-term contracts and low-value assets, and contracts associated with vehicles are mainly recognized as assets with right of use.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Sale and Leaseback transactions

Prior to the adoption of the New Lease Standard, the gains on sale and leaseback transactions of finance lease were deferred and recognized in the income statement over the term of the lease. Profits from sale and leaseback transactions that result in an operating lease are recognized immediately in the income statement without being deferred. Under the New Standard, gains on sale and leaseback transactions with retroactive lease (subject to adjustments for non-market terms) are recognized immediately if they comply with the requirements of IFRS 15.

At December, 31, 2018 the Group had a deferred gain for $49,242 for previous sale and lease back transactions that subsequent lease was accounted for as a sale and a finance lease applying IAS 17, the group choose not evaluate the sale transactions with the subsequent lease made prior to determine whether the transfer of the asset meets the requirements of IFRS 15 shall be accounted for as a sale, because we choose account for the subsequent lease in the same way as to account for any other financial lease that exists on the date of initial application; and we will continue to amortize any gain on the sale over the term of the lease.

Impacts due to the adoption of the standard (January 1, 2019)

The effects of the adoption of the standard in the Group’s Statement of Financial Position were as follows:

	Reported 2018	Application of the new standard (1)(2)	Adjusted Balances
Total Assets	7,118,643	1,035,386	8,154,029
Total Liabilities	6,126,182	1,035,386	7,161,568
Total Equity	992,461	—	992,461

(1)	The adjustment corresponds to $ 966,806 recognized as assets and liabilities for the right to use aircraft leases, which are presented as Property and Equipment as flight equipment.
(2)	The adjustment corresponds to $ 68,580 recognized as assets and liabilities for the right to use leases on non-aeronautical assets, which are presented into other property.
(3)	The adjustment have not impact in deferred tax.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Impacts for the three-month period ended March 31, 2019

The effects of adopting the standard in the consolidated comprehensive income statement were as follows:

	Balances as of March 31, 2019 without IFRS 16	Application of the new standard	Balances as of March 31, 2019
		Application adjustment
Operating revenue	$1,150,753	$—	$1,150,753
Operational expenses:
Ground operations	122,896	(2,883)	120,013
Aircraft rentals	64,076	(64,076)	—
Depreciation	92,097	59,103	151,200
Other operating expenses	861,087	—	861,087

Total operating expenses	1,140,156	(7,856)	1,132,300
Operating profit	10,597	7,856	18,453
Interest expense	(55,855)	(12,761)	(68,616)
Foreign exchange	(10,474)	(1,275)	(11,749)
Other income and non-operating expenses	5,194	—	5,194

Loss before taxes	(50,538)	(6,180)	(56,718)
Income tax expense	(11,194)		(11,194)

Net loss for the year	$(61,732)	$(6,180)	$(67,912)

The effects of the adoption of the standard in the State of cash flows were the following:

Balances as of March 31, 2019
Net cash provided by operating activities	$66,959
Net cash provided by financing activities	$(66,959)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Summary of the new accounting policy

The following is a summary of the Group’s new accounting policies after the adoption of IFRS 16:

Assets by right of use

The Group recognizes the assets for right of use on the start date of the lease (that is, the date on which the underlying asset is available for use). The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any new measurement of lease liabilities. The cost of the assets with the right to use includes the amount of the recognized lease liabilities, the initial direct costs incurred, and the lease payments made on or before the start date, less the lease incentives received. The assets recognized by right of use are depreciated in a straight line during the shortest period of their estimated useful life and the term of the lease. The assets by right of use are subject to deterioration.

Lease liabilities

On the start date of the lease, the Group recognizes the lease liabilities measured at the present value of the lease payments that will be made during the term of the lease. Lease payments include fixed payments and variable lease payments that depend on an index or a rate.

Lease payments also include the price of a purchase option that the Group can reasonably exercise and penalty payments for terminating a lease.

Variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

(4)	Segment information

The Group reports information by segments as established in IFRS 8 “Operating segments”. The Group has two reportable segments, as follows:

•	Air transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively.

•	Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its reportable segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on statement of comprehensive income and is measured consistently with the Group’s consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group’s operational information by reportable segment for the three months ended March 31, 2019 are as follows:

	For the three-month period ended March 31, 2019
	Air transportation	Loyalty	Eliminations	Consolidated
Operating revenue
External customers	1,074,056	76,697	—	1,150,753
Inter-segment	33,237	309	(33,546)	—

Total operating revenue	1,107,293	77,006	(33,546)	1,150,753

Operating expenses	970,263	43,676	(32,839)	981,100
Depreciation and amortization	160,896	2,826	(12,522)	151,200

Operating (loss) profit	(23,866)	30,504	11,815	18,453

Interest expense	(59,310)	(9,306)	—	(68,616)
Interest income	3,822	632	—	4,454
Derivative instruments	495	—	—	495
Foreign exchange	(11,725)	(24)	—	(11,749)
Equity Method	245	—	—	245
Income tax expense	(11,235)	41	—	(11,194)

Net (loss) profit for the period	(101,574)	21,847	11,815	(67,912)

Total Assets	7,909,487	250,216	(200,145)	7,959,558

Total Liabilities	6,262,417	938,382	(137,135)	7,079,206

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group’s operational information by reportable segment for the three months ended March 31, 2018 are as follows:

	For the three-month period ended March 31, 2018
	Air transportation	Loyalty	Eliminations	Consolidated
Operating revenue:
External customers	$1,092,018	$76,376	$—	$1,168,394
Inter-segment	37,377	551	(37,928)	—

Total operating revenue	1,129,395	76,927	(37,928)	1,168,394
Operating expenses	996,309	50,058	(38,065)	1,008,302
Depreciation and amortization	84,231	3,296	(3,194)	84,333

Operating profit	48,855	23,573	3,331	75,759

Interest expense	(48,418)	(6,471)	—	(54,889)
Interest income	4,993	705	—	5,698
Derivative instruments	490	—	—	490
Foreign exchange	(16,246)	10	—	(16,236)
Income tax expense	(7,374)	—	—	(7,374)

Net (loss) profit for the period	$(17,700)	$17,817	$3,331	$3,448

Total Assets – December 2018	$7,098,872	$248,937	$(228,566)	$7,118,643

Total Liabilities – December 2018	$5,426,718	$862,834	$(163,370)	$6,126,182

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Group’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

The Group’s revenues by geographic area for the three months ended March 31, 2019, and 2018 are as follows:

	For the three months ended March 31,
	2019	2018
United States of America	$117,923	$146,355
Central America and the Caribbean	161,190	145,143
Colombia	489,890	518,643
South America (excluding–Colombia)	188,420	254,785
Other	193,330	103,468

Total operating revenue	$1,150,753	$1,168,394

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

(5)	Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, March and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as defined by IAS 34.

(6)	Foreign exchange

The Group has liabilities denominated in Colombian pesos, such as its pension plans and bond issues. For the three-months period ended March 31, 2019, the Group recognized a net loss of $11,749, mainly as a result of the revaluation of the Colombian peso against the US dollar of 2.3%, compared to the exchange rate as of December 31, 2018.

(7)	Employee benefits

The Group sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits. These benefits are unfunded as of December 31, 2018. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds of the country where each benefit plan is established), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by CAXDAC. Plan assets are not available to the creditors of the Group, nor can they be paid directly to the Group. Fair

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The discount rate indexed by Colombian Government bonds was 7.34 % and 7.32% as of March 31, 2019 and December 31, 2018, respectively

(8)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of March 31, 2019 and 2018 are as follows:

	March 31, 2019	December 31, 2018	March 31, 2018
Cash on hand and bank deposits	$278,854	$264,565	$536,235
Demand and term deposits (1)	12,064	8,543	15,192

Cash and cash equivalents	290,918	273,108	551,427
Restricted cash	107	4,843	5,533

Cash and cash equivalents and restricted cash	$291,025	$277,951	$556,960

(1)

As of March 31, 2019, and December 31, 2019, within the cash equivalents, there are demand and term deposits that amounted to $12,064 and $ 8,543, respectively. The use of term deposits depends on the cash requirements of the Group. As of March 31, 2019, term deposits accrue annual interest rates between 3,77% and 6,50% in Colombian pesos and between 2,26% and 5,38% in dollars. As of December 31, 2018, term deposits accrue annual interest rates between 2.61% and 4.85% in Colombian pesos and between 2.05% and 4.59% in dollars.

(9)	Trade and other receivables

Trade and other receivables as of March 31, 2019 and 2018 are as follows:

	March 31, 2019	December 31, 2018
Trade	$239,615	$258,186
Employee advances	4,158	4,848
Other (1)	87,400	73,056

	$331,173	$336,090
Less Allowance for expected credit losses	(12,109)	(12,430)

Total	$319,064	$323,660

Net current	$285,411	$288,157
Net non–current	33,653	35,503

Total	$319,064	$323,660

(1)	Corresponds mainly to amounts charged to Rolls Royce to contractual rights acquired in connection with failures in Trent 1000 engines.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes during the year in the allowance as follows:

	March 31, 2019	December 31, 2018
Balance at beginning of year	$12,430	$13,180
Adjustment implementation IFRS 9	—	(216)
Bad debt expense	917	4,526
Reversion against the allowance	(1,238)	(5,060)

Total	12,109	$12,430

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(10)	Balances and transactions with related parties

The following is a summary of related party transactions for the periods ended March 31, 2019, 2018 and December 31, 2018:

		March 31, 2019				December 31, 2018		March 31 2018
Company	Country	Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$—	$—	$—	$—	$—	$—	$227	$—
OceanAir Linhas Aéreas, S.A.	Brazil	4,980	1,541	3,578	8,470	6,199	1,078	5,115	8,035
Transportadora del Meta S.A.S.	Colombia	—	737	—	1,277	13	569	4	—
Empresariales S.A.S.	Colombia	—	275	—	680	—	364	1	1,114
Global Operadora Hotelera S.A.S	Colombia	11	452	2	1,264	9	532	1	352
Corp. Hotelera Internac S.A.	El Salvador	—	168	—	318	—	203	—	146
Other		74	108	1	12	69	81	4	149

Subtotal		$5,065	$3,281	$3,581	$12,021	$6,290	$2,827	$5,352	$9,796

		Receivables	Payables			Receivables	Payables
Short–term		$5,065	$3,281			$6,290	$2,827

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services

Corporación Hotelera Internacional S.A. Global Operadora Hotelera S.A.S.	Accommodation services for crews and employees of the Group.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

The Group provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Group has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Group leases aircraft to OceanAir (see Note 33). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

OceanAir Linhas Aéreas, S.A. – in judicial reorganization (recuperação judicial)	On December 10, 2018, Oceanair Linhas Aereas S.A., a Brazilian airline that licenses the trademark “Avianca” from Aerovias del Continente Americano S.A. – Avianca, together with AVB Holding S.A., its parent entity, which, together with Oceanair,” filed a petition for judicial restructuring before the First Bankruptcy Court of the Central Courthouse of the Judicial District of Sao Paulo State, Brazil seeking a voluntary judicial restructuring and emergency relief staying Brazilian foreclosure actions against Oceanair’s fleet. On December 27, 2018, the Debtors also filed for Chapter 15 relief in the United States Bankruptcy Court for the Southern District of New York seeking recognition of the Brazilian Insolvency Proceeding and with the purpose of halting legal action by creditors to collect from the Debtors in the United States. Prior to and subsequently to these filings, several aircraft repossession actions were filed in Brazil by aircraft lessors to immediately respossess the aircraft leased to Oceanair due to Oceanair’s failure to pay rent. While such petitons were initially granted in some cases, such

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Related party	Nature of Services

rulings were subsequently cancelled by Brazil’s Superior Court of Justice, although the approach of the courts could change to permit reposessions. As a consequence, the Debtors were granted protection from any acts of foreclosure, including lawsuits and administrative proceedings, until the Debtors’creditor meeting held on April 5, 2019 during which creditors representing the four different categories of claims voted on the reorganization plan proposed by the Debtors. This adjusted plan, with some additional modifications, was approved on April 5, 2019 by the majority of OceanAir’s creditors during the creditors’ meeting and it was subsequently ratified by the competent judge on April 12, 2019. In addition, the approved restructuring plan provides that Avianca’s rights as owner of its trademarks shall be respected and that the temporary use of such trademarks depends on the prior authorization of Avianca. Actually we have a $2,9 M of the debt from Oceanair in the judicial process.

Transportadora del Meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments.

Key management personnel compensation expense

During the three months periods ended March 31, 2019 and 2018 the short-term employee benefits for key management personnel are $4,765 and $11,019. The Group does not have any long-term benefits including post-employment benefits, defined contribution plan, termination benefits or other long-term benefits for the key management personnel.

Following the detail for short-term compensation:

	March 31, 2019	March 31, 2018
Salaries	$3,383	$3,547
Bonuses	674	6,211
Social benefits	708	884
Loans	—	367
Compensation	—	5
Others	—	5

Total	$4,765	$11,019

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(11)	Deposits and other assets

Deposits and other assets as of March 31, 2019 and December 31, 2018 are as follows:

	Notes	March 31, 2019	December 31, 2018
Short term:
Deposits with lessors (1)		$19,243	$15,535
Short term investments (2)		66,575	59,847
Guarantee deposits (3)		2,283	2,283
Others (4)		10,105	9,542

Sub–Total		98,206	87,207
Fair value of derivative instruments	17	4,240	2,566

Total		$102,446	$89,773

Long term:
Deposits with lessors (1)		$47,670	$73,569
Long term investments – restricted (2)		4,578	7,459
Guarantee deposits (3)		11,281	14,715
Others (4)		25,682	14,983

Sub–Total		89,211	110,726

Fair value of derivative instruments	17	2,760	4,778

Total		$91,971	$115,504

(1)

Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Group upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event.

The variation corresponds to the change of guarantee on the debt since now the group constitutes letters of credit with the same lessor in order to ensure the payments.

(2)

Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Group’s Investment Policy. Otherwise, they are classified as long-term. The restricted investments correspond to CDT’s and bonds constituted by the Trusts held by the Group.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(4)	It mainly corresponds to guarantee deposits pending return with Airbus for delivery of aircraft and funds to guarantee 15% of the outstanding amount of the debt with the bondholders.

(12)	Property and equipment, net

The main additions correspond to:

•

Flight equipment: During the three months March 31, 2019, the Group not acquired aircraft, in additions a value of $6,081 is related to the following projects Boeing 787-9, ADS-B (Automated dependent surveillance – broadcast) and LF-ULD (Loew frequency underwater locator beacons). During the month ended March 31, 2018, the Group acquired two aircraft A-330-300 and two aircraft A-321-200, under financial leases.

•

Capitalized maintenance: Additions reported for the third month ended March 31, 2019 and 31, 2018 correspond mainly to major repairs of the fuselage for $ 11,409 and $ 12,918, respectively, and major engine repairs for $ 16,591 and $ 17,813, respectively.

•

Reimbursement of predelivery payments (PDP’s): In the item of aircraft advances, as of March 31, 2019 and 2018, the Group capitalized loan costs of $6,365 at an average interest rate of 7.04% and $2,958 at an interest rate average of 7.19%, respectively.

During the three months ended March 31, 2019, the Group signed an Aircraft Purchase Agreement Assignment, assigning 3 Boeing 787-9 aircraft to Valderrama Aviation Limited, therefore, $83,049 related to this event were disposal.

•	Others: During the three month ended March 31, 2019 the following capitalizations can be highlighted:

•	Assembly of multimedia equipment in airplanes for $5,896

•	Furniture and office equipment for $68 and Aircraft tools for $223.

Sale and Leaseback transactions

See changes with application under IFRS 16-Lease Agreements (see note 3)

During the year ended at March 31, 2019, the group have not executed lease back transactions.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

During the year ended December 31, 2018, the Group obtained a gain of $70,070 related to sale and leaseback transactions:

•

Transaction results in a financial lease: $53,990 was recognized as financial leasing and it has been deferred and will be amortized over the term of financing, $1,350 and $4,747 were recognized in the consolidated statement of comprehensive income , as amortization, in March 2018, and December 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of March 31, 2019 and December 31, 2018 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotables Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2018	$5,244,160	$791,004	$225,841	$260,000	$135,838	$263,433	$6,920,276
Adoption IFRS 16 (see note 3)	966,806	—	—	—	—	68,580	1,035,386

January 1, 2019	$6,210,966	$791,004	$225,841	$260,000	$135,838	$332,013	$7,955,662
Additions	6,081	30,435	5,713	6,365	—	7,210	55,804
Disposals	(3,654)	(3,247)	(3,269)	(83,049)	—	(3,000)	(96,219)
Transfers	(211)	367	—	—	—	(156)	—

March 31, 2019	$6,213,182	$818,559	$228,285	$183,316	$135,838	$336,067	$7,915,247

Accumulated depreciation:
December 31, 2018	$1,028,191	$364,976	$57,238	$—	$10,789	$145,765	$1,606,959
Additions	103,897	29,248	2,474	—	447	12,220	148,286
Disposals	(3,226)	(777)	—	—	—	(5,430)	(9,433)

March 31, 2019	$1,128,862	$393,447	$59,712	$—	$11,236	$152,555	$1,745,812

Net:
December 31, 2018	$4,215,969	$426,028	$168,603	$260,000	$125,049	$117,668	$5,313,317
March 31, 2019	$5,084,320	$425,112	$168,573	$183,316	$124,602	$183,512	$6,169,435

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of March 31, 2018 and December 31, 2017 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotables Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397
Additions	257,265	18,678	5,989	54,605	3,489	20,675	360,701
Disposals/Transfers	(2,370)	—	(10,206)	(1,056)	(3,368)	(12,492)	(29,492)

March 31, 2018	$5,063,780	$574,297	$214,850	$212,852	$158,338	$302,489	$6,526,606

Accumulated depreciation:
December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381
Additions	44,166	25,732	3,072	—	537	5,683	79,190
Disposals/Transfers	(735)	25	(8,479)	—	(7)	114	(9,082)

March 31, 2018	$868,205	$296,537	$62,153	$—	$11,084	$146,510	$1,384,489

Net:
December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

March 31, 2018	$4,195,575	$277,760	$152,697	$212,852	$147,254	$155,979	$5,142,117

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(13)	Assets held for sale

Assets held for sale at December 31, 2018 consisted of the following assets:

	March 31, 2019	December 31, 2018
Flight Simulators	$—	$31,580

Total assets held for sale	$—	$31,580

(1)

The Group signed a sale agreement on January 30, 2019 with CAE International Holdings Ltd., agreeing to sell (10) ten flight simulators belonging to the Group. As of March 31, 2019, the flight simulators were sold, and this operation generated a gain on sale of $5,970.

(2)	The assets classified as held for sale belong to the operating segment of air transportation.

(14)	Long–term debt

Loans and borrowings, measured at amortized cost, as of March 31, 2019 and December 31, 2018 are summarized as follows:

	Notes	March 31, 2019	December 31, 2018
Current:
Short–term borrowings and current portion of long–term debt		$578,208	$589,366
Current portion-bonds		46,589	37,376
Short-term aircraft rentals (1)		205,794	—
Short-term other rentals (2)		8,389	—

		$838,980	$626,742

Non–current:
Long–term debt		$2,839,014	$2,830,922
Noncurrent portion-bonds		549,987	549,916
Long-term aircraft rentals (1)		708,392	—
Long-term other rentals (2)		59,879	—

		$4,157,272	$3,380,838

(1)	As of January 1, 2019, as a result of the adoption of IFRS 16, the group recognize leases liabilities in connection with the right of use of assets recognize (see note 3).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Terms and conditions of the Group’s outstanding obligations for periods ended March 31, 2019 and December 31, 2019 are as follows:

		March 31, 2019
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2020	5,81%	108,962	101,504
Long–term debt	2026	4,86%	5,267,168	3,315,714
Bonds–Colombia	2019	9,69%	83,902	28,527
Bonds– Luxembourg	2020	7,95%	550,000	568,050
Aircfart rentals	2029	4,83%	966,806	914,187
Others rentals	2037	7,37%	68,580	68,270

Total			$7,045,418	$4,996,252

		December 31, 2018
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2019	5.81%	$130,858	$119,866
Long–term debt	2029	4.76%	5,249,987	3,300,422
Bonds–Colombia	2019	9.87%	81,966	28,147
Bonds– Luxembourg	2020	7.95%	550,000	559,145

Total			$6,012,811	$4,007,580

Bellow we present the detail of the debt balance by type of loan:

	March 31, 2019	December 31, 2018
Aircraft	$3,334,442	$2,396,748
Corporate	1,065,233	1,023,540
Bonds	596,577	587,292

	$4,996,252	$4,007,580

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debts denominated in Euros.

The main additions for the three months ended at 31 March 2019 and 2019 corresponds to:

•	Loans (financial leasing) to finance the purchase of aircraft:

•	During 2019, the Group obtained $36,956 under loans in order to refinance two A320 aircraft.

•	During 2018, the Group obtained $427,751 in loans to finance the purchase of one A320 aircraft, two A321, two A330, and one B787.

•	Loans for general purposes of :

•	During 2019, the Group also obtained $113,447. Mainly these loans are acquired by LifeMiles, $100,000 at rate Libor+5.5 for term 3 years, with the purpose of paying dividends.

•

During 2018, the Group also obtained $303,640 for general purposes working capital. Mainly these loans are acquired by LifeMiles, $ 95,000 at a rate Libor + 5.5 for a term of 4 years, with the purpose of paying dividends.

Senior bonds

As of March 31, 2019, and December 31, 2018 the Senior Notes outstanding and the corresponding balances are as follows:

			Balance as of
	Original	Total placed in	March 31,	December 31,
Issuing entities	currency	original currency	2018	2018
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$568,050	$559,145

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Avianca Costa Rica, S.A., Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

Local bonds

As of March 31, 2019, and December 31 2018, bonds issued and the corresponding balances are as follows:

			Balance as of
		Total	March 31, 2019		December 31 2018
Issuing entity	Issue	placed in original currency (1)	Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca	Series A	75,000	—	—	—	—
Avianca	Series B	158,630	—	—	—	—
Avianca	Series C	266,370	90,566	28,527	90,566	28,147

Total				$28,527		$28,147

(1)	Presentation of original currency in millions of Colombian pesos

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue:	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogota, S.A.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter–end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

As of March 31, 2019, and December 31, 2018, the Group had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $263,492, and $423,880, respectively. As of March 31, 2019, and December 31, 2018, there were $29,342, and $109,059 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Group may withdraw funds if it has working capital requirements.

Future payments on long–term debt

Future payments on long–term debt for the periods ended March 31, 2019 and December 31, 2018 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
March 31, 2019	$477,616	$501,241	$595,586	$546,713	$1,194,560	$3,315,716

December 31, 2018	$469,500	$457,737	$529,125	$608,026	$1,236,034	$3,300,422

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Future payments on bonds for the periods ended March 31, 2019 and December 31, 2018 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
March 31, 2019	$46,589	$549,987	$—	$—	$—	$596,576

December 31, 2018	$37,376	$549,916	$—	$—	$—	$587,292

Future payments on 54 aircraft leasing NIIF 16 for the periods ended March 31, 2019 and December 31, 2018 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
March 31, 2019	$205,794	$191,324	$175,429	$139,688	$201,952	$914,187

December 31, 2018	$—	$—	$—	$—	$—	$—

Future payments on other leasing NIIF 16 for the periods ended March 31, 2019 and December 31, 2018 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
March 31, 2019	$8,389	$7,247	$6,477	$6,748	$39,408	$68,269

December 31, 2018	$—	$—	$—	$—	$—	$—

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at March 31, 2019

	January 1, 2019	Adoption IFRS 16 (1)	New acquisitions	Financial Cost	Payments	Interest Payments	Foreign exchange movement	March 31, 2019
Current interest-bearing loans and borrowings (excluding itmes listed below)	$119,866	$—	$4,474	$1,485	$(23,192)	$(1,280)	$151	$101,504
Current portion of long-term credits (excluding items listed below)	469,500	—	108,973	5,552	(51,813)	(5,669)	(49,839)	476,704
Current Bonds	37,376	—	—	773	6	(46)	8,480	46,589
Non-current obligations under financial lease agreements and purchase agreements	2,830,922	—	36,956	36,668	(78,427)	(25,490)	38,385	2,839,014
Aircraft rentals	—	966,806	—	11,457	(52,619)	(11,457)	(1)	914,186
Others rentals	—	68,580	—	1,304	(1,579)	(1,304)	1,267	68,268
Bonds	549,916	—	—	11,377	89	(673)	(10,722)	549,987

Total liabilities from financing activities	$4,007,580	$1,035,386	$150,403	$68,616	$(207,535)	$(45,919)	$(12,279)	$4,996,252

(1)	Goods and equipment acquired during the period under finance lease; these movements have no effect on the statement of cash flows.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at March 31, 2018

	January 1, 2018	New acquisitions	New Leases (1)	Payments	Foreign exchange movement	March 31, 2018
Current interest-bearing loans and borrowings (excluding items listed below)	$79,263	$9,640	$—	$(3,045)	$—	$85,858
Current portion of long-term credits (excluding items listed below)	463,351	—	—	(25,433)	8,850	446,768
Bonds	29,458	—	—	—	2,028	31,486
Non-current obligations under financial lease agreements and purchase agreements	2,451,914	95,000	251,036	(74,853)	(10,597)	2,712,500
Other financial liabilities	148,536	—	—	—	—	148,536
Bonds	579,591	—	—	95	2,350	582,036

Total liabilities from financing activities	$3,752,113	$104,640	$251,036	$(103,236)	$2,631	$4,007,184

(1)	Goods and equipment acquired during the period under finance lease; these movements have no effect on the statement of cash flows.
(2)	During the three months ended at March 31, 2018 the financial cost was $54,889 and the interest paid was $37,370.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(15)	Loss per share

The calculation of basic loss per share at March 31, 2019 and 2018 is as follows:

	March 31, 2019	March 31, 2018
Net profit (loss) attributable to Avianca Holdings S.A.	$(74,975)	$(3,184)

Weighted average number of shares

(in thousands of shares)
Common stock	660,800	660,800
Preferred stock	336,187	336,187

Earnings per share

Common stock	$(0.075)	$(0.003)
Preferred stock	$(0.075)	$(0.003)

There are not interest on convertible preference shares.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(16)	Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income as of December 31, 2018, to March 31, 2019, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2018	$(7,194)	$(748)	$(74,177)	$3	$86	$37,934	$(44,096)	$194	$(43,902)
Other comprehensive Income (loss) for the Period	1,708	627	(1,380)	—	194	—	1,149	39	1,188

As of March 31, 2019	$(5,486)	$(121)	$(75,557)	$3	$280	$37,934	$(42,947)	$233	$(42,714)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The movement of the other comprehensive income as of December 31 2017, to March 31, 2018, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2017	$6,507	$(681)	$(65,138)	$3	$125	$58,382	$(802)	$455	$(347)
Other comprehensive Income (loss) for the Period	4,499	(521)	12,153	—	(84)	—	16,047	117	16,164

As of March 31, 2018	$11,006	$(1,202)	$(52,985)	$3	$41	$58,382	$15,245	$572	$15,817

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See Note 27).

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available–for–sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post–retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of consolidated statement of comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2018	2017
	March 31,
Cash flow hedges:
Reclassification during the year to profit or loss	$(1,950)	$(2,511)
Effective valuation of cash flow hedged	3,658	7.010

	$1,708	$4,499

Fair value reserves:
Valuations of investments in fair value with changes in OCI	$627	$(521)

	$627	$(521)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(17)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of March 31, 2019 and December 31, 2018, are the following:

	March 31, 2019	December 31, 2018
Cash flow hedges – Assets
Fuel price hedges	$4,240	$2,566
Interest rate	2,934	4,890

Total	$7,174	$7,456

The notional value of derivatives recognized as hedging instruments for the year ended March 31, 2019 and December 31, 2018 is equivalent to 65,820,000 and 92,560,000, respectively, gallons of jet fuel.

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within Other Liabilities in the consolidated statement of financial position.

The Group purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Group to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments to March 31, 2019 and December 31, 2018:

March 31, 2019	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$4,240	$4,240	$—
Interest rate
Assets	$2,934	$—	$2,934

December 31, 2018	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$2,566	$2,566	$—
Interest rate
Assets	$4,890	$112	$4,778

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of March 31, 2019 and 2018, a net (loss)/gain relating to the hedging instruments of $(1,702) $(4,499) respectively is included in other comprehensive income (see Note16).

(18)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of March 31, 2019 and December 31, 2018 are the following:

	March 31, 2019	December 31, 2018
Derivatives not designated as hedges – Liabilities
Derivative contracts of interest rate	$22	$(17)

Total	$22	$(17)

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Liabilities on derivatives not designated as hedges are recognized within Other Liabilities in the consolidated statement of financial position.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Group incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Group pays a fixed rate and receives a variable rate.

(19)	Offsetting of Financial Instruments

The Group has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Group has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of March 31, 2019, and December 31 2018, the Group has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(20)	Fair value measurements

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of March 31, 2019:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 17 y 18)
Aircraft fuel hedges	$—	$4,240	—	$4,240
Interest rate derivatives	—	2,934	—	2,934
Investments	—	66,575	—	66,575
Assets plan	—	185,339	—	185,339
Revalued administrative property (Note 12)	$—	$—	$124,602	$124,602

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives	$—	$22	—	$22
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$5,044,251	—	$5,044,251

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2018:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 27 y 28)
Aircraft fuel hedges	$—	$2,566	$—	$2,566
Interest rate derivatives	—	4,890	—	4,890
Investments	—	67,306	—	67,306
Assets plan	—	178,594	—	178,594
Revalued administrative property (Note 13)	$—	$—	$125,049	$125,049

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Foreign currency derivatives	—	(17)	—	(17)
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	—	4,022,707	—	4,022,707

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	Observable inputs such as quoted prices in active markets

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re–assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)

The fair value of financial assets which changes in OCI is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)

The fair value of short–term borrowings and long–term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market-based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

(d)

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Group engaged accredited independent appraisals, to determine the fair value of its land and buildings.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(21)	Income tax expense

Assets and liabilities for taxes as of December 31, 2018 and 2017 are as follows:

	March 31, 2019	December 31, 2018
Current income tax – assets	$146,982	$152,601
Current VAT – assets	103,309	72,857
Other taxes current	5,594	6,456

Total current tax – assets	$255,885	$231,914
Non-current income tax – assets	—	19

Total tax - assets	$255,885	$231,933

Current income tax - liabilities	$(27,361)	$(26,702)

The major components of income tax expense for the years ended March 31, 2019, and 2018 are:

Consolidated statement of comprehensive income

	March 31, 2019	March 31, 2018
Current income tax:
Current income tax charge	$8,464	$16,867
Deferred tax expense:
Relating to origination and reversal of temporary differences	2,730	(9,493)

Income tax expense reported in the income statement	$11,194	$7,374

Consolidated statement of other comprehensive income

	March 31, 2019	March 31, 2018
Reserves relating to actuarial gains and losses	$194	$(84)
Income tax expense charged directly to other comprehensive income	$194	$(84)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group files tax returns in many jurisdictions around the world. Tax returns contain issues that are potentially subject to different interpretations of tax laws and regulations, which may lead to inquiries and legal claims with tax authorities. The resolution of these consultations and legal claims may take several years, but the Group does not currently expect that resolution to have any significant impact on the consolidated financial position or results of operations. The extent to which there are open consultations and legal claims will depend on the jurisdiction and the issue in question.

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year for each component. As of March 31, 2019, there is no effective tax rate, considering that although some of the components are taxed based on their individual profit, a loss is presented in the consolidated statements of comprehensive income. As of March 31, 2018, the effective tax rate was 68%, due to the fact that there are components that operate in jurisdictions exempt from income tax.

(22)	Provisions for legal claims

As of March 31, 2019, and December 31, 2018 the Group is involved in different lawsuits and legal actions that arise in the development of commercial activities.

The changes in provisions for litigation as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
Balances at the beginning of the period	$7,809	$11,720
Provisions constituted	3,027	2,034
Provisions reverse	(630)	(5,007)
Provisions used	(90)	(938)

Balances at the end of the period	$10,116	$7,809

Among the provisions for litigation are those related to labor processes (March 2019: $3,885, December 2018: $3,695), consumer protection processes (March 2019: $1,298, December 2018: $1,133) and civil processes (March 2019: $816, December 2018 : $795).

Certain processes are considered possible obligations. Based on the plaintiffs’ claims as of March31, 2019 and December 31,2018, these contingencies total $117,387 and $123,216, respectively. Certain losses that may arise from such litigation will be covered by the insurance companies or with funds provided by third parties. Legal claims resolved with the aforementioned forms of payment are estimated at $ 55,287 as of March 31, 2019 and $ 56,210 as of December 31, 2018

In accordance with IAS 37, the legal claims that the Group considers representing a remote risk are not contemplated in the consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Current Situation with Oceanair Linhas Aereas S.A.

On December 10th, 2018 Oceanair Linhas Aereas S.A. (See Note 10-Balances and transactions with related parties) and AVB Holdings S.A., both separate related companies not integrated with the Group, filed for a judicial recovery request before the 1st Judicial Recovery and bankruptcy court of Sao Paulo, Brazil.

Derived from this event, the Group is currently assessing the potential impacts related to all commercial agreements executed between certain companies of the Group and Oceanair Linhas Aereas S.A., including 4 sublease agreements for the following aicraft: 1 A330, 1 A330F, 2 A319.

The parties agreed to finish Ttwo subleased aircraft Sublease Agreements (1 A330 and 1A330 F) in February 2019 respectively, and were already redelivered to Avianca in February and March 2019 and we are currently negotiating the redelivery of the remaining two aircraft 2A319.

In regard to the redelivery of the subleased aircraft, the Group is evaluating the process of reincorporating these aircrafts into the Group operation or eventually its sale to third parties.

(23)	Future aircraft leases payments

The Group has 122 aircraft that are under financial leasing. The following is the summary of future financial lease commitments:

Aircraft
Less than one year	$313,152
Between one and five years	1,137,762
More than five years	901,072

$2,351,986

The Group has 54 aircraft that are under operating leases(1) with an average lease term of 50 months. Operating leases can be renewed, in accordance with the Administration’s business plan. The following is the summary of the future commitments of operating leases:

Aircraft
Less than one year	$238,495
Between one and five years	666,309
More than five years	179,241

$1,084,045

(1)

As of January 1, 2019, as a result of the adoption of IFRS 16, the leases that are legally denominated operative are recorded in the consolidated statement of financial position as part of ownership of plant and equipment-flight equipment as well as the recognition of the related financial liability that represents the present value of the minimum payments of the lease contract. (see note 3).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group has 11 engines under an operating lease contract for its aircraft fleet of the E190 and A320 families. The following is the summary of the future commitments of operating leases:

Engines
Less than one year	9,091
Between one and five years	24,909
More than five years	4,663

$38,663

As of March 31, 2019, the Group had two Airbus A319, under operating lease to OceanAir Linhas Aereas, S.A.(See note 22) and two E-190 to Aerolitoral, S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$12,252
Between one and five years	3,430
More than five years	—

$15,682

The amount of recognized payments has expenses during the year is as follows:

	March 31, 2019	March 31, 2018
Leases minimun payments	$—	$67,115

(24)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

	Order	Options	Delivery
Airbus (family A320) (1)	107	—	2019-2028
Boeing 787-8/9 (2)	—	9	2019-2021
Engines (3)	3	—	2019-2020

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)

On December 2017, the Group signed two Assignment, Assumption and Release Agreement, one assigning 5 A-320 family aircraft to Muisca Aviation Limited and other assigning 4 A-320 family aircraft to Tejo Aviation Limited. On March 2019 the Group negotiated cancellation of 17 aircraft and a significant reduction of its scheduled aircraft deliveries in 2019, 2020, 2021 and 2022 and changed some aircraft type both, upgrades and downgrades with Airbus SAS with deliveries scheduled between 2019 and 2028.

Under the terms of these agreements to acquire Airbus aircraft, the Group must make pre-delivery payments to Airbus on predetermined dates. This cancellation with airbus does not have any impact in the financial statements.

(2)

On September 2017, the Group signed an amendment to convert three 787-8 into 787-9 with deliveries scheduled in 2019. On February 2019, the Group negotiated changes in deliveries scheduled between 2019 and 2021. Additionally, on the same date the Group signed an Aircraft Purchase Agreement Assignment, assigning 3 787-9 aircraft to Valderrama Aviation Limited, the impact of this purchase agreement was $83,049 as a disposal in property and equipment.

(3)	The Group has 3 firm orders with CFM for the acquisition of LEAP-1A engines, whose deliveries are scheduled between 2019 and 2020.

On March 2019, the Group signed one Deed of Agreement to Relinquish the Rights Over an Aircraft Purchase Option, between Easy Fly Express Ltd. and Avianca, for 1 A300F aircraft with delivery date on April 2019.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of March 31, 2019, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$45,749	$48,880	$81,539	$222,771	$784,572	$1,183,511
Aircraft acquisition Commitments	$235,696	$550,408	$538,242	$413,376	$11,378,773	$13,116,495

The Group plans to finance the acquisition of the commitments acquired with the resources generated by the Group and the financial operations that can be formalized with financial entities and aircraft leasing companies.

(25)	Dividends

The Group decreed dividends during the three months ended March 31, 2019 , based on the retained earnings as of December 31, 2018, and dividends were decreed by the Group during the year ended March 31, 2018, based on retained earnings as of December 31, 2017:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

	March 31, 2019	March 31, 2018
Dividend - Ordinary shared	$5,523	$23,433
Dividend - Preferred shared	9,862	12,075

Total	$15,385	$35,508

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 22, 2019, agreed distribution of profits for the year 2018 as dividend to the shareholders preferent and ordinary of the Group that will be paid the amount of COP$50 and COP$46 per share, respectively. The dividends decreed will be paid in three installments as follows: on May 24, 2019 COP$16 and COP$3 per share, August 23, 2019 COP$16 and COP$3 per share and September 20, 2019 COP$18 and COP$40 per share, respectively.

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 16, 2018, agreed the project for the distribution of profits for the year 2017 as dividend to the shareholders of the Group that were paid the amount of COP$98.6 per share. The dividends declared were paid in four equal installments of COP$24.65 per share, on June 29, July 31, August 31 and September 28, 2018.

Dividends paid to minority shareholding

During the three periods ended on March 31, 2019 and, 2018, the subsidiaries with minority interest, declared dividends as follows:

	March 31, 2019			March 31, 2018
Subsidiaries	Minority Interest	AVH Participation	Total Dividends	Minority Interest	AVH Participation	Total Dividends
LifeMiles Ltd (1)	$30,000	$70,000	$100,000	$40,500	$94,500	$135,000
Turbo Prop Leasing Corp	—	—	—	596	1,265	1,861

Total	$30,000	$70,000	$100,000	$41,096	$95,765	$136,861

The dividends received for AVH are eliminated in consolidation process.

(26)	Debt covenants

As of March, 31 2019 and 2018, the Group did not comply with certain debt covenants. However, these breaches did not accelerate the due date for the repayment of the debt. As of March 31, 2019, the most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as a follow:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Avianca Holdings S.A.

The consolidated financial statements of Avianca Holdings must comply with the following financial covenants:

•	EBITDAR Coverage Ratio: Should be not less than 1.75 to 1.0.

•	Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of March 31, 2019, and the reporting periods are the quarters ending in March, June, September and December.

•	Coverage Ratio: Should not be less than 1.5 to 1.0 at the end of each reporting period.

•

Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $350 million at all times until the relevant testing date in respect of the period ending March 31, 2019. Relevant testing date means the date on which the Avianca Holdings S.A. and subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Security Trustee, no later than 180 days of the end of the financial period.

•	EBITDA Margin: At the end of each period the EBITDA margin shall not be less than 0%. The reporting periods are the quarters ending in March, June, September and December.

Avianca S.A.

The issuance of bonds in the local Colombia Capital Market requires de compliance with the following financial covenants:

•	Debt Service: should be greater than or equal to 1.4 at the end of each reporting period

•	Leverage ratio: should be less than or equal than or equal to 4.5 at the end of each reporting period.

The reporting periods are the semesters ending in June and December, and these covenants are measured at the Avianca S.A. level.

Although a breach in these covenants has no consequences in terms of acceleration of debt, it would impose restrictions on additional indebtedness that Aerovias del Continente Americano Avianca S.A., can take outside of fleet financing and ground support equipment. Avianca S.A. had restriction to decreted dividends.

Lifemiles Ltd. & Subsidiaries

Covenants as of March 31, 2019 and 2018 include maintenance of a Total Leverage Ratio (as defined in the Credit Agreement) below 4.50:1.00 for the first year and 4.00:1.00 thereafter, certain restrictions on distribution of dividends and incurrence of certain types of investments, among others. As of March 31, 2019, and 2018 the Company was in compliance with all its loan covenants.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Other Covenants

On November 29, 2018, BRW Aviation LLC (our directly controlling holding) and BRW Aviation Holding LLC (BRW) entered into a loan agreement, as borrower and guarantor, respectively, with United Airlines, Inc. (United), as lender, and Wilmington Trust, National Association, as administrative and collateral agent (the United Loan). Neither Avianca Holdings nor any of its subsidiaries are party to the United Loan and they are not obligors thereunder

This loan is subject to certain affirmative and negative covenants, including, among others, the financial covenants that are expressly calculated by reference to the financial position of Avianca.

Management were not involved in the final measurement of these covenants and the role was limited to Avianca Holdings’ providing to BRW the information requested by BRW.

•

Leverage ratio – calculated by dividing Avianca Holdings’ adjusted net debt by Avianca Holdings’ adjusted EBITDAR, the required covenant level of which would currently be 5.9:1 when measured through to September 30, 2019.

•

Minimum liquidity covenant – calculated based on Avianca Holdings’ unrestricted cash, the required covenant level of which would currently be $400 million (that is, through to the first anniversary of the funding date under the United Loan), unless certain grace period provisions are complied with by BRW so as to temporarily reduce the minimum liquidity level to $300 million. Avianca Holdings has been made aware by its shareholder BRW that the minimum liquidity covenant has been waived down to compliance at $300 million.

•

Covenant debt provision – calculated by taking Avianca Holdings’ adjusted debt and subtracting the lesser of its unrestricted cash and $200 million, which must not exceed $5.88 billion as of December 31, 2018 and $5.71 billion as of December 31, 2019, among other thresholds.

•

Capital expenditures – requirement that cumulative Avianca Holdings’ capital expenditures not exceed specified amounts at certain points in time (including $659 million in the year ended December 31, 2018 and $1,245 million in the year ended December 31, 2019, among other thresholds.

•	Collateral Coverage Ratio – this covenant depends on the compliance of BRW on achieving certain coverage percentages at certain point in time, throughout the lifetime of the loan agreement

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

A breach of above-referenced covenants or other obligations under the United loan could constitute an event of default for Avianca Holdings SA. As mentioned in note 2e, BRW informed Avianca Holdings SA of its noncompliance under the Collateral Coverage Ratio on April 10, 2019.

As Avianca Holdings and its subsidiaries are not party to the United Loan and are not obligors thereunder, any default by BRW under this loan does not per se constitute an event of default in respect of indebtedness owed by Avianca Holdings or any of its subsidiaries. All of the covenants under the financing documents of Avianca Holdings calculated by reference to our results of operations are complied with or non-compliance has been waived through to May 28, 2019.

(27) Subsequent Events

Covenant of United Loan

As described in note 2, on April 10, 2019, on a conference call with representatives of BRW and United, such representatives informed Avianca Holdings that BRW was not in compliance with the collateral coverage ratio covenant under the United Loan and that no waiver was in place for such non-compliance, constituting a subsequent event for Avianca Holdings. However, any in compliance of BRW has not resulted in an enforcement of the share pledge of United and its collateral agent.

On April 22, 2019 BRW affirmed that it was breaching the collateral coverage ratio on December 31, 2018.

Per our analysis and assessment of this situation, Avianca Holdings has identified a situation that could have affected our consolidated financial statements as of and for the year ended December 31, 2018, due to the potential change of control under the Banco de Bogota loan that would have required Avianca Holdings to reclassify the totality ($ 245 million) of the loan as a short term liability.

On April 23, 2019, the board of directors of Banco de Bogota amended the credit and guaranty agreement and acknowledge and agree that:

•	From the date of the Credit Agreement (June 16, 2015) and the Pledge (November 29, 2018) through to the date of this Letter (April 23, 2019), no Change of Control has occurred; and

•

Unless and until any enforcement action is taken under the terms of the Pledge, neither United Loan nor any Pledge (nor any circumstance or action existing or taken in connection therewith) shall constitute a Change of Control.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Further Banco de Bogota agreed to include United Airlines as a permitted beneficial owner of Avianca Holdings. As such, there is no change of control under the Banco de Bogota Loan and, as a consequence, there is no default under the Banco de Bogota Loan.

Synergy Aerospace ECA Obligations

At the end of April 2019, Avianca received reservation of rights letters from the Facility Agents in its ECA financings related to the acquisition of ATR turboprop aircraft. In those letters, the Facility Agents state that Synergy Aerospace has failed comply with certain obligations under another transaction that is supported by the ECAs. It is important to note that the non-compliance with said obligations does not constitute a typical “cross-default”, wherein a failure of a related third party to comply with obligations to a common creditor results in an Event of Default. In order for the Facility Agents to exercise remedies due to the alleged default, they would be required to demonstrate that Synergy Aerospace is not complying with its obligations. The company advises, that the ECAs have not required AVH to take any action to cure or remedy the situation. Avianca confirms, that is current in its obligations under all ECA financings.

Sale Agreement of Aerotaxis La Costeña and Turboprop Leasing Co.

On April 23, 2019, our subsidiaries Taca and NICA entered into an agreement to sell all of Taca’s 68% interest in Turboprop Leasing Company Ltd. and all of NICA’s 68% interest in Aerotaxis La Costeña S.A. to Regional Airline Holding LLC, a third-party purchaser. Completion of the sale is subject to the satisfaction of certain conditions precedent. The purchase price is payable in a fixed amount of $11.7 million and in variable earn-out consideration of up to $3.8 million. The sale agreement is subject to customary representations and indemnities, among other provisions, and the purchase price payable includes an element of earn-out consideration.

Embraer 190 Fleet Sales Process

In April Avianca Holdings S.A.’s Board of Directors authorized the Group’s Management to negotiate the sale agreements and contracts of up to ten (10) Embraer E190-100AR aircraft including all or part of the spare parts associated with said fleet under the most favorable terms and conditions for the Company. Also, Group’s Management is authorized to negotiate the prepayment of the outstanding debt in relation to the Embraer fleet, which amounts to $69M.

The book value of the E190-100AR fleet, at the period end, is $ 198M and the associated book value of spare parts is $ 16 M. The final impact on income financial statement will depend on the outcome of the negotiation with the parties interested in the aircraft.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Liability Management

On May 2, 2019, the board of directors authorized the management of Avianca Holdings S.A. to proceed with a liability management transaction in relation to its outstanding 8.375% notes due 2020 which are listed on the Euro MTF market of the Luxembourg Stock Exchange. The principal amount outstanding under such notes is $550 million.

The board of directors of Avianca Holdings S.A. authorized its management to negotiate and enter into any agreements, guarantees, amendments, contracts, certifications and other documents that are required for the execution of the liability management transaction, including constituting, directly or through any of its subsidiaries, any companies or vehicles, as may be necessary in order to carry out such transaction. In addition, the board of directors of Avianca Holdings S.A. authorized certain of its subsidiaries to act as guarantors of any new securities issued in connection with the liability management transaction.

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